August 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Houston American Energy Corp.
Registration Statement on Form S-1 (File No. 333-289142)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Houston American Energy Corp. hereby requests for acceleration of the effective date of the above-referenced registration statement so that it becomes effective as of 5:30 p.m. Eastern Time on Tuesday, August 12, 2025, or as soon thereafter as possible.

Very truly yours,

Houston American Energy Corp.

By:	/s/ Edward Gillespie
Name:	Edward Gillespie
Title:	Chief Executive Officer

cc: Joseph E. Segilia, Sullivan & Worcester LLP